CopyTele, Inc.
                              900 Walt Whitman Road
                               Melville, NY 11747

                                                                  April 15, 2005


Mr. Craig Wilson
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

          Re:  CopyTele, Inc. (File No. 033-86352)
               Form 10-K: for the Year Ended October 31, 2004
               Form 10-K/A: for the Year Ended October 31, 2004
               Form 10-Q: for the Quarterly Period Ended January 31, 2005

Dear Mr. Wilson:

     Reference is made to your letter, dater April 1, 2005, setting forth comments of the Staff of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced filings under the Securities Exchange Act of 1934 (the "Exchange Act"). As requested in your comment letter, this letter repeats in italics each of such comments, followed by CopyTele's responses. CopyTele acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings, and (iii) CopyTele may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K/A for the Fiscal Year Ended October 31, 2004
------------------------------------------------------

Item 9A. Controls and Procedures, page 33
-----------------------------------------

1. We note your statement that your chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "other than as described below." Given the exceptions noted, it remains unclear whether these officers have concluded that your disclosure controls and procedures are effective as of October 31, 2004. Please note that you should state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you may state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of these matters. Or, if true, you may state that, given identified matters, your disclosure controls and procedures are not effective. It is not appropriate to state that your disclosure controls are effective except to the extent they are not effective. Supplementally, clarify for us the conclusions reached by your officers with respect to your disclosure controls and procedures in light of this guidance.

In light of the guidance in your letter, we advise you that our Chairman of the Board and Chief Executive Officer and our Chief Financial Officer and Vice President - Finance have concluded that our disclosure controls and procedures were not effective as of October 31, 2004 for the reasons discussed under Item 9A of our Form 10-K for the year ended October 31, 2004 related to a material weakness in our internal control. Accordingly, we will amend our Form 10-K for the year ended October 31, 2004, as previously amended, so that the last sentence of the first paragraph of Item 9A reads as follows: "Based upon that evaluation, the Chairman of the Board and Chief Executive Officer and the Chief Financial Officer and Vice President - Finance concluded that, in light of the matters described below, our disclosure controls and procedures were not effective as of the end of fiscal 2004." In addition, we will ensure in the future that our disclosures in Item 9A of Form 10-K and Item 4 of Form 10-Q are sufficiently clear and do not appear to state that such controls are "effective except to the extent they are not effective."

2. We note that you were informed of the existence of a material weakness by your auditors in connection with your 2004 audit and it appears that this weakness existed in prior periods while the fraud was occurring. Supplementally, indicate whether your certifying officers continue to believe that your disclosures under Item 9A of Form 10-K and Item 4 of Form 10-Q are appropriate in your previously filed Exchange Act reports and the basis for their conclusions given these recent developments.

We believe that the disclosures in our Exchange Act reports filed previous to our Form 10-K for the year ended October 31, 2004 regarding the conclusions of our Chairman of the Board and Chief Executive Officer and our Chief Financial Officer and Vice President - Finance as to the effectiveness of our disclosure controls and procedures were appropriate. Our officers reached their conclusions, and CopyTele made those disclosures, as to the effectiveness of our disclosure controls and procedures based on the information available at the time they were made. In addition, we believe that the disclosure concerning the fraud contained in Item 9A of our Form 10-K for the year ended October 31, 2004 and Item 4 of our Form 10-Q for the quarterly period ended January 31, 2005 fully informs investors as to the weakness in internal controls that CopyTele has since learned existed at those earlier dates. Accordingly, we do not believe that any additional disclosure is necessary to address such officers' prior conclusions as to the effectiveness of our disclosure controls and procedures.


If you have any further questions or need any additional information, please do not hesitate to contact me.

                                                    Very truly yours,
                                                    /s/ Henry P. Herms
                                                    Henry P. Herms
                                                    Vice President - Finance and
                                                    Chief Financial Officer